EIG Global Energy Partners Capital Markets, LLC

(A Delaware Limited Liability Company)

**Financial Statements and Supplemental Schedule
With Report of Independent Registered Public
Accounting Firm**

As of and for the Year ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **EIG Global Energy Partners Capital Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
600 New Hampshire Ave NW Suite 1200
(No. and Street)

Washington	**DC**	**20037**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Zucker	**908-231-1000**	**brian.zucker@eigpartners.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)
10/8/2003		**686**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Brian Zucker_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __EIG Global Energy Partners Capital Markets, LLC_____, as of __12/31_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__

EIG Global Energy Partners Capital Markets, LLC
Table of Contents

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Management of
EIG Global Energy Partners Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EIG Global Energy Partners Capital Markets, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
February 18, 2026

EIG Global Energy Partners Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2025
(Dollars in thousands)

	December 31, 2025
Assets	
Cash	$ 2,145
Other receivables and prepaids	1,630
Total Assets	$ 3,775
Liabilities and Member's Equity	
Liabilities	
Other liabilities	81
Total Liabilities	81
Total Member's Equity	3,694
Total Liabilities and Member's Equity	$ 3,775

The accompanying notes are an integral part of these financial statements.

(Dollars in thousands, except where noted)

1. Description of Business

EIG Global Energy Partners Capital Markets, LLC (the "Company") was formed on February 13, 2017, and is organized as a Delaware limited liability company. The Company is governed by a limited liability company agreement (the "Agreement"). The Company is a wholly owned subsidiary of EIG Asset Management, LLC (the "Parent" or "EIG AM"), itself a subsidiary of EIG Global Energy Partners, LLC ("EIG GEP" or the "Ultimate Parent").

The Company's Financial Industry Regulatory Authority ("FINRA") license and Membership Agreement were approved effective January 18, 2018, to become a registered broker-dealer under the Securities Exchange Act of 1934. As permitted under its Membership Agreement with FINRA, the Company may engage in the following types of business:

I. Private placement of securities (excluding the sale of oil and gas interests, USCIS EB-5 Programs, and Regulation A+ securities);

II. Mergers and acquisitions ("M&A") advisory services; and

III. Best efforts underwriter (cannot act or be identified as acting in a firm commitment underwriting in any capacity).

As described in the Company's FINRA Membership Agreement, the Company does not claim exemption from Securities Exchange Commission ("SEC") Rule 15c3-3 (17 C.F.R. § 240.15c3-3 or the "Customer Protection Rule") in reliance on footnote 74 to SEC Release 34-70073. To avail itself of this option, the Company represents that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to private placement of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. Consequently, the Company is not required to prepare or present the reserve requirements or possession or control supporting schedules otherwise required by the Customer Protection Rule or SEC Rule 17a-5 (17 C.F.R. § 240.17a-5). The Company is also a member of the Securities Investor Protection Corporation.

The Company primarily operates out of the headquarters of EIG GEP in Washington, DC.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements.

Basis of Presentation
The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the year. Actual results could differ from those estimates and such differences could be material. Market conditions could increase the risk and complexity of the judgements in these estimates.

The accompanying notes are an integral part of these financial statements.

3

(Dollars in thousands, except where noted)

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of 90 days or less when purchased to be cash equivalents. All cash amounts currently held are on deposit in interest bearing accounts with major financial institutions and may at times exceed insured limits. As of and for the year ended December 31, 2025, the Company did not hold any cash equivalents.

Accounts Receivable

When revenue has been earned but payment has not yet been received as of year-end, the Company records an accounts receivable representing the unconditional right to consideration. Management believes these amounts are fully collectible, and therefore, no allowance for credit losses has been recorded. As of December 31, 2025, the accounts receivable balance totaled $1,625 was included in Other receivables and prepaids in the Statement of Financial Condition.

Prepaid Expenses

Prepaid expenses consist of insurance premiums which are amortized over their useful lives.

Income Taxes

The Company operates as a limited liability company in the United States. The results of the Company's operations are included on the consolidated tax return of the Ultimate Parent. As a single-member limited liability company, it is generally not subject to U.S. federal or state income tax and accordingly no material tax recognition is reflected in the Company's financial statements.

In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2025, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from 2022 and forward.

Disclosure of uncertainty in tax positions requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relative taxing authority. For the year ended December 31, 2025, the Company determined that no liability should be recorded related to the analysis of uncertain tax positions. Management does not expect a significant change in uncertain tax positions within the next year.

3. Related Party Transactions

Due to Parent

The Company entered into an amended services agreement with EIG AM dated as of March 26, 2021 (the "Services Agreement"). Under the Services Agreement, EIG AM will provide, or arrange for the provision through others, those facilities, services and personnel as may be reasonably required or useful to enable the Company to perform its broker-dealer business (the "Services").

Under the expense Allocation Methodology laid out in the Services Agreement, the Company shall reimburse EIG AM for:

I. Direct costs, if any, incurred by EIG AM on behalf of the Company;
II. Personnel costs, if any, allocated based on the prorated amount of time dedicated to the provision of services to the Company;

The accompanying notes are an integral part of these financial statements.

4

(Dollars in thousands, except where noted)

3. Related Party Transactions (continued)

III. General overhead services costs, if any, will be allocated based upon such reasonable basis as may from time-to-time be agreed upon by the parties thereto as calculated by EIG AM acting in a commercially reasonable manner;

IV. Other costs, if any, allocated on a reasonable basis.

Such balances are unsecured and interest free and the Company settles them on a periodic basis. As of December 31, 2025, the balance owed by the Company to EIG AM under the Services Agreement was $0. The Company made reimbursements to EIG AM for such expenses during the year. A detailed breakdown of the movements of *Due to parent* is as follows:

	Due to parent
Balance at December 31, 2024	**$ 105**
Salaries and employee benefits	553
Subscriptions	26
Occupancy costs	80
Travel and entertainment	9
Depreciation	14
Other general and administrative	43
Total	725
Expense reimbursments made during year	(830)
Balance at December 31, 2025	**$ -**

Distributions
During the year ended December 31, 2025, the Company made total distributions of $32,000 to its Parent.

4. Commitments and Contingencies

Regulatory Requirement
As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6-2/3% of aggregate indebtedness or $5, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 as a broker-dealer. As of December 31, 2025, the Company had net capital of $2,064, which was $2,059 in excess of its requirement of $5. The Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

As per Note 1 *Description of Business*, the Company conducts its activities in accordance with footnote 74 to SEC Release 34-70073 and is not claiming exemption from the Customer Protection Rule. At December 31, 2025, the amount required to be held on deposit in "Reserve Bank Account(s)" was $0 because the Company does not hold customer funds or securities, is not claiming an exemption from the Customer Protection Rule, and its business activities are limited to private placement of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The accompanying notes are an integral part of these financial statements.

5

4. **Commitments and Contingencies (continued)**

Contracts in the Normal Course of Business
In the normal course of business, the Company may enter into contracts which provide general indemnifications and contain a variety of representations and warranties that may expose the Company to some risk of loss. The potential for any exposure under these arrangements is assessed as remote and accordingly the Company has not made any related accruals as of or for the year ended December 31, 2025.

5. **Risks**

Liquidity Risk
The Company places its cash and cash equivalents with financial institutions and, at times, cash balances may exceed the Federal Deposit Insurance Corporation insured limit. As of December 31, 2025, the amount in excess of the limit was $1,895.

Market Risk
Political developments, natural disasters, public health crises and other events outside of the Company control can also adversely, directly and indirectly, impact the Company and its affiliates in material respects.

6. **Subsequent Events**

The Company has evaluated subsequent events and transactions through February 18, 2026, the date the financial statements were available to be issued and determined there are no items to disclose.

The accompanying notes are an integral part of these financial statements.